NET SAVINGS LINK, INC.

4747-20 Nesconset Highway

PORT JEFFERSON, NEW YORK   11776

TEL:  516-2466435

September 2, 2015

Ms. Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies and Services
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Net Savings Link, Inc. (the "Company")
Preliminary Information Statement on Schedule 14C
Filed August 26, 2015
File No. 000-53346

Dear Ms. Mills-Apenteng:

In response to your letter of comments dated September 1, 2015, please be advised as follows:

1.
We have no plans, proposals or arrangements to issue any preferred stock.  We determined it was a convenient time with no pending matters to increase our authorized preferred shares should an opportunity present itself at a later date.  Again, we have nothing pending.  The proposed deal with Pyrotree, Inc. was terminated by us.  Pyrotree, Inc. made misrepresentations to us and accordingly, we cancelled the deal.  Again, we have no plans to issue any preferred stock in the immediate future.  Since we have no plans, proposals or arrangements to issue any preferred stock, we believe the disclosure required by Items 11, 13, and 14 of Schedule A, applicable to us via Item 1 of Schedule 14C does not apply to us.

2.	In response to your comment no. 2, concurrently with the filing of this letter we have filed an amended information statement and designated it PRER14C.

3.
The information statement has been clarified to reflect that we may have to issue up to 6,142,086,000 shares of common stock should Asher and KBM Worldwide elect to convert all or a portion of their debt to shares of our common stock and Asher exercises its warrant.

Net Savings Link, Inc. (the "Company")
Preliminary Information Statement on Schedule 14C
Filed August 26, 2015
File No. 000-53346 Page 2

Net Savings Link, Inc. acknowledges that:

*	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and,

*	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

NET SAVINGS LINK, INC.

BY:	STEVEN BARITZ
Steven Baritz, President

cc:  The Law Office of Conrad C. Lysiak, P.S.